Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2014	For the Twelve Months Ended December 31, 2013	For the Six Months Ended June 30, 2013
Earnings
Net Income for Common Stock	$574	$1,062	$364
Preferred Stock Dividend	—	—	—
(Income) or Loss from Equity Investees	(12)	(6)	(2)
Minority Interest Loss	—	—	—
Income Tax	300	476	122

Pre-Tax Income for Common Stock	$862	$1,532	$484

Add: Fixed Charges*	311	764	443
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$1,173	$2,296	$927

* Fixed Charges
Interest on Long-term Debt	$286	$562	$280
Amortization of Debt Discount, Premium and Expense	7	16	8
Interest Capitalized	—	—	—
Other Interest	(5)	143	142
Interest Component of Rentals	23	43	13
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$311	$764	$443

Ratio of Earnings to Fixed Charges	3.8	3.0	2.1